UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TMS INTERNATIONAL CORP.

(Name of issuer)

Class A Common Stock, par value $0.001 per share

(Title of class of securities)

87261Q103

(CUSIP number)

N/A

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 87261Q103	Page 2 of 19 Pages

SCHEDULE 13G

CUSIP No. 87261Q103	Page 3 of 19 Pages

(1)	Names of reporting persons Onex Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 22,903,899 shares of Class A Common Stock (the “Class A Common Stock”) issuable on conversion of Class B Common Stock of the Issuer (the “Class B Common Stock”).
(7) Sole dispositive power 0
(8) Shared dispositive power 22,903,899 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 22,903,899 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

64.0% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 12,880,000 shares of Class A Common Stock outstanding on November 7, 2011).

(12)	Type of reporting person (see instructions) CO, FI

SCHEDULE 13G

CUSIP No. 87261Q103	Page 4 of 19 Pages

(1)	Names of reporting persons Onex Partners II LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 13,471,020 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 13,471,020 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 13,471,020 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

51.1% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 12,880,000 shares of Class A Common Stock outstanding on November 7, 2011).

(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 87261Q103	Page 5 of 19 Pages

(1)	Names of reporting persons Onex Partners II GP LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 112,544 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 112,544 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 112,544 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

0.9% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 12,880,000 shares of Class A Common Stock outstanding on November 7, 2011).

(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 87261Q103	Page 6 of 19 Pages

(1)	Names of reporting persons S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) 1597257 Ontario Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 543,030 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 543,030 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 543,030 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

4.0% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 12,880,000 shares of Class A Common Stock outstanding on November 7, 2011).

(12)	Type of reporting person (see instructions) CO, FI

SCHEDULE 13G

CUSIP No. 87261Q103	Page 7 of 19 Pages

(1)	Names of reporting persons Onex US Principals LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 263,862 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 263,862 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 263,862 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

2.0% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 12,880,000 shares of Class A Common Stock outstanding on November 7, 2011).

(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 87261Q103	Page 8 of 19 Pages

(1)	Names of reporting persons Tube City EI II Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,345,575 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 3,345,575 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 3,345,575 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

20.6% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 12,880,000 shares of Class A Common Stock outstanding on November 7, 2011).

(12)	Type of reporting person (see instructions) CO, FI

SCHEDULE 13G

CUSIP No. 87261Q103	Page 9 of 19 Pages

(1)	Names of reporting persons Gerald W. Schwartz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 23,446,929 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(7) Sole dispositive power 0
(8) Shared dispositive power 23,446,929 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(9)	Aggregate amount beneficially owned by each reporting person 23,446,929 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

64.5% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 12,880,000 shares of Class A Common Stock outstanding on November 7, 2011).

(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 87261Q103	Page 10 of 19 Pages

Item 1(a)	Name of Issuer:

TMS International Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12 Monongahela Ave.

Glassport, PA 15045

Item 2(a)	Name of Persons Filing:

Onex Corporation

Onex Partners II LP

Onex Partners II GP LP

1597257 Ontario Inc.

Onex US Principals LP

Tube City EI II Ltd.

Gerald W. Schwartz

Onex Corporation, Onex Partners II LP, Onex Partners II GP LP, 1597257 Ontario Inc., Onex US Principals LP, Tube City EI II Ltd., and Mr. Schwartz are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 2 for their Joint Filing Agreement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of each of Onex Corporation, 1597257 Ontario Inc., Tube City EI II Ltd., and Gerald W. Schwartz is:

161 Bay Street P.O. Box 700

Toronto, Ontario, Canada M5J 2S1

The address for the principal business office of each of Onex Partners II LP and Onex Partners II GP LP is:

c/o Onex Investment Corporation

712 Fifth Avenue

New York, New York 10019

The address for the principal business office of Onex US Principals LP is:

421 Leader Street

Marion, Ohio 43302

SCHEDULE 13G

CUSIP No. 87261Q103	Page 11 of 19 Pages

Item 2(c)	Citizenship:

Onex Partners II LP, Onex Partners II GP LP, and Onex US Principals LP are Delaware partnerships. Onex Corporation, 1597257 Ontario Inc., and Tube City EI II Ltd. are Canadian corporations. Gerald W. Schwartz is a citizen of Canada.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP No.:

87261Q103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

	September 30,
Onex Corporation	22,903,899	(1)
Onex Partners II LP	13,471,020	(2)
Onex Partners II GP LP	112,544	(3)
1597257 Ontario Inc.	543,030	(4)
Onex US Principals LP	263,862	(5)
Tube City EI II Ltd.	3,345,575	(6)
Gerald W. Schwartz	23,446,929	(7)

(1)	Includes the following: (i) 5,710,898 shares held directly by Onex Corporation, (ii) shares of Class B Common Stock held by Onex Partners II LP, (iii) shares of Class B Common Stock held by Onex Partners II GP LP, (iv) shares of Class B Common Stock held by Onex US Principals LP, and (v) shares of Class B Common Stock held by Tube City EI II Ltd. Onex Corporation may be deemed to beneficially own the shares of Class B Common Stock held by (a) Onex Partners II LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners II GP LP, the general partner of Onex Partners II LP, (b) Onex Partners II GP LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners II GP LP, (c) Onex US Principals LP, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP, and (d) Tube City EI II Ltd., through Onex Corporation’s ownership of all of the common stock of Tube City EI II Ltd. Onex Corporation disclaims such beneficial ownership.

SCHEDULE 13G

CUSIP No. 87261Q103	Page 12 of 19 Pages

(2)	All of the shares of Class B Common Stock held by Onex Partners II LP may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex Partners II LP.

(3)	All of the shares of Class B Common Stock held by Onex Partners II GP LP may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex Partners II GP LP.

(4)	All of the shares of Class B Common Stock held by 1597257 Ontario Inc. may be deemed to be beneficially owned by Gerald W. Schwartz. Mr. Schwartz has indirect voting and investment control of 1597257 Ontario Inc.

(5)	All of the shares of Class B Common Stock held by Onex US Principals LP may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex US Principals LP.

(6)	All of the shares of Class B Common Stock held by Tube City EI II Ltd. may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Tube City EI II Ltd. The following people have options to purchase shares of the issuer held by Tube City EI II Ltd.: Gerald Schwartz, Ewout Heersink, Mark Hilson, Andrew Sheiner, Donald Lewtas, Nigel Wright, Chris Govan, Timothy Duncanson, Andrea Daly, Christine Donaldson, David J. Mansell, David R. Hirsch, Kosty Gilis, Andrew Lapham, Scott Mather, and Manish Srivastava.

(7)	Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and has indirect voting and investment control of Onex Partners II LP, Onex Partners II GP LP, 1597257 Ontario Inc., Onex US Principals LP and Tube City EI II Ltd. Therefore, Mr. Schwartz may be deemed to own beneficially all of the shares of Class B Common Stock owned beneficially by Onex Corporation, Onex Partners II LP, Onex Partners II GP LP, 1597257 Ontario Inc., Onex US Principals LP and Tube City EI II Ltd. Mr. Schwartz disclaims such beneficial ownership.

(b)	Percent of class (based on 12,880,000 shares of Class A Common Stock outstanding as of November 7, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2011, filed with the Securities and Exchange Commission on November 8, 2011, and assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock):

September 30,	September 30,
Onex Corporation	64.0%
Onex Partners II LP	51.1%
Onex Partners II GP LP	0.9%
1597257 Ontario Inc.	4.0%
Onex US Principals LP	2.0%
Tube City EI II Ltd.	20.6%
Gerald W. Schwartz	64.5%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

September 30,	September 30,	September 30,
Onex Corporation	0
Onex Partners II LP	0
Onex Partners II GP LP	0
1597257 Ontario Inc.	0
Onex US Principals LP	0
Tube City EI II Ltd.	0
Gerald W. Schwartz	0

SCHEDULE 13G

CUSIP No. 87261Q103	Page 13 of 19 Pages

(ii) Shared power to vote or to direct the vote:

September 30,
Onex Corporation	22,903,899
Onex Partners II LP	13,471,020
Onex Partners II GP LP	112,544
1597257 Ontario Inc.	543,030
Onex US Principals LP	263,862
Tube City EI II Ltd.	3,345,575
Gerald W. Schwartz	23,446,929

(iii) Sole power to dispose or to direct the disposition of:

September 30,
Onex Corporation	0
Onex Partners II LP	0
Onex Partners II GP LP	0
1597257 Ontario Inc.	0
Onex US Principals LP	0
Tube City EI II Ltd.	0
Gerald W. Schwartz	0

(iv) Shared power to dispose or to direct the disposition of:

September 30,
Onex Corporation	22,903,899
Onex Partners II LP	13,471,020
Onex Partners II GP LP	112,544
1597257 Ontario Inc.	543,030
Onex US Principals LP	263,862
Tube City EI II Ltd.	3,345,575
Gerald W. Schwartz	23,446,929

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

See Exhibit 1.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SCHEDULE 13G

CUSIP No. 87261Q103	Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

ONEX CORPORATION

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Attorney-in-fact

ONEX PARTNERS II LP

By:	/s/ Donald F. West
Name: Donald F. West
Title: Attorney-in-fact

ONEX PARTNERS II GP LP

By:	/s/ Donald F. West
Name: Donald F. West
Title: Attorney-in-fact

SCHEDULE 13G

CUSIP No. 87261Q103	Page 15 of 19 Pages

1597257 ONTARIO INC.

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Attorney-in-fact

ONEX US PRINCIPALS LP

By:	/s/ Donald F. West
Name: Donald F. West
Title: Attorney-in-fact

TUBE CITY EI II LTD.

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Attorney-in-fact

/s/ Donald Lewtas
Gerald W. Schwartz, by Donald Lewtas, attorney-in-fact

SCHEDULE 13G

CUSIP No. 87261Q103	Page 16 of 19 Pages

INDEX TO EXHIBITS

	September 30,	September 30,
Exhibit		Page No. in Sequential Numbering System

1.	Group Members Identification.	17

2.	Joint Filing Agreement, dated February 13, 2012 among Onex Corporation, Onex Partners II LP, Onex Partners II GP LP, 1579257 Ontario Inc., Onex US Principals LP, Tube City EI II Ltd. and Gerald W. Schwartz.	18

3.	The Powers of Attorney for Onex Corporation, 1597257 Ontario Inc., Tube City EI II Ltd., Onex Partners II LP, Onex Partners II GP LP, and Onex US Principals LP are incorporated by reference to Exhibits 24, 24.1, 24.2, 24.3, 24.4 and 24.5, respectively, to the Form 3 to TMS International Corp. filed with the Securities and Exchange Commission by Onex Corporation on April 8, 2011. The Power of Attorney for Gerald W. Schwartz is incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.